EXHIBIT 99.1

Taseko Announces Improved Economics for Yellowhead Copper Project

VANCOUVER, British Columbia, July 10, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") today announced the results of the recently completed technical report for its 100%-owned Yellowhead Copper Project (the “Yellowhead Project” or the “Project”) in British Columbia. The Company has filed the new technical report ("Technical Report Update on the Yellowhead Copper Project" dated July 10, 2025) (the "Technical Report") on SEDAR+. The Technical Report was prepared in compliance with NI 43-101 and incorporates updated capital and operating cost estimates, long-term street consensus metal prices, and additional technical and engineering work completed since the previous technical report was filed in January, 2020.   All dollar amounts are in Canadian dollars, unless otherwise noted and "tonnes” refers to metric tonnes.

Stuart McDonald, President & CEO commented, “This new Technical Report establishes Yellowhead as a world class copper project in a tier one jurisdiction. With strengthening copper prices, the Project economics have improved significantly since the 2020 technical report. The Project now has a $2 billion NPV and the potential to become one of the largest copper mines in North America.”

“It’s been just six years since we acquired Yellowhead for $16 million, and we’ve added an incredible amount of value to the Project since then. Over the next few years, in parallel with the permitting process, we will also be advancing engineering, community engagement, copper offtake discussions, and project financing initiatives. The Yellowhead Project provides a unique opportunity as a longer-term growth option for Taseko and we will continue to methodically move the Project forward to create value for all stakeholders,” Mr. McDonald added.

Project Highlights:

  25 year mine life with average annual copper production of 178 million pounds, at total cash costs (C1) of US$1.90 per pound.
  Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products.
  Conventional open pit mining with a low strip ratio of 1.4.
  NPV (8%) of $2.0 billion and IRR of 21% (after-tax), at US$4.25/lb copper, US$2,400/oz gold and US$28.00/oz silver.
  Over the first five years of the mine life, grade is expected to average 0.32% copper, producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound.
  Life of mine site operating costs of $12.89/tonne milled.
  Initial capital costs of $2.0 billion with a payback period of 3.3 years.
  Expected to be eligible for the federal Canadian Clean Technology Manufacturing Investment Tax Credit, with 30% (~$540 million) of eligible initial capital costs reimbursed in year one of operation.
  Total life of mine production of 4.4 billion pounds of copper, 282 thousand ounces of gold and 19.4 million ounces of silver.

The Yellowhead Project is located in central British Columbia, approximately 300 km southeast of the Company’s Gibraltar Mine and 150 km north of Kamloops, BC, a regional mining hub and home to many suppliers, consultants and contractors which service the mining industry. The Project benefits from excellent transportation infrastructure as a major highway passes 8 km north of the site, and the Company owns a rail siding nearby which provides easy access to the CN Rail transcontinental line.

Mining operations will be conducted from a single open pit using conventional truck and shovel mining techniques. The Yellowhead Project’s process flowsheet consists of a conventional SAG and ball milling circuit, followed by rougher flotation, regrinding of rougher concentrate, and a three-stage cleaner flotation circuit. Chalcopyrite is the dominant copper bearing mineral across the deposit, comprising more than 98% of the copper contained in the mineral reserves.

The Project would create significant economic activity to benefit surrounding communities, the Province of BC and Canada. In operation, Yellowhead would support about 590 direct jobs and approximately 1,120 indirect and induced jobs in the area. Total tax payments to the Provincial and Federal governments over the 25-year mine life are estimated at $3.2 billion.

Initial capital costs of $2.0 billion are estimated based on budgetary quotes for equipment and current pricing for materials, labour and services in British Columbia and reflect a pre-feasibility level of engineering and appropriate contingencies. The Project is also expected to benefit from the Canadian Federal Clean Technology Manufacturing (CTM) Investment Tax Credit for critical mineral extraction projects. This would result in approximately $540 million of investment tax credits, refundable to Taseko in year one of operation.

Operating cost estimates are based on a combination of vendor supplied quotes and Taseko’s experience operating the Gibraltar Mine which uses similar mining and processing methods.

In addition to updated project costing and new tax rules, other changes from the 2020 technical report include updated long-term metal prices to reflect current market consensus, and a new transmission line design to supply power to site.

The following is a summary of the key economic results:

	2025 Technical Report	2020 Technical Report
Copper Price (US$/lb)	$4.25	$3.10
Life of Mine (Years)	25	25
Site operating costs (per tonne milled)	$12.89	$9.97
Average Annual Copper Production, First Five Years (million pounds)	206	206
Total Cash Costs (C1), First Five Years (US$/lb)	$1.62	$1.43
Average Annual Copper Production, Life of Mine (million pounds)	178	178
Total Cash Costs (C1), Life of Mine (US$/lb)	$1.90	$1.67
Initial Capital Costs (C$ billions)	$2.0	$1.3
Total Project Free Cashflow, after-tax (C$ billions)	$10.1	$5.3
NPV, after-tax (8%) (C$ billions)	$2.0	$0.7
IRR, after-tax	21%	14%
Capital payback, after-tax (years)	3.3	4.6

Permitting and Next Steps

With the recent acceptance of the initial project description, the Project has formally commenced the Provincial and Federal environmental assessment processes. The Project is also subject to the Simpcw First Nation’s assessment process which is in its initial phases. The Company’s recent focus has been on community engagement, and a significant amount of technical and environmental studies have also been completed. Additional environmental baseline studies, site investigation, modelling, engineering studies and community engagement will be required over the next few years to support Project permitting initiatives.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554
  Media enquiries Sean Magee, Vice President, Corporate Affairs – 778-373-4543

Stuart McDonald
President and CEO

Yellowhead Mineral Reserves

Yellowhead Project Reserves Effective June 1, 2025 At 0.17% Copper Cut-off
Category	Tonnes (Millions)	Cu (%)	Au (gpt)	Ag (gpt)	Cu Eq.* (%)
Proven	458	0.29	0.031	1.3	0.30
Probable	359	0.26	0.028	1.2	0.28
Total	817	0.28	0.030	1.3	0.29

Notes:

  Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
  Mineral Reserves are contained within Mineral Resources.
  Mineral Reserves are assumed to be extracted using open pit mining methods and are based on the following assumption: Metal prices of US$2.85/lb Cu, US$1,610/oz Au and US$18.75/oz Ag; a foreign exchange rate of C$1.30 : US$1.00; average metal recoveries of 90% for copper, 36% for gold and 59% for silver; combined processing, G&A and water treatment costs of C$7.40/t milled; pit-rim mining costs of C$2.33/t of overburden, C$2.28/t of non-PAG waste, C$2.79/t of PAG waste and C$2.07/t of ore with a bench increment of C$0.035/t mined per bench and sustaining capital allowance of C$0.20/t mined; average offsite costs of C$0.48/lb of copper; payable metal terms of 96.1% for copper, 90% for gold and 90% for silver; and overall pit slopes of 30 to 40 degrees.
  Bulk density is estimated by lithology and ranges between 2.71 and 2.85 in rock and 2.2 in overburden.
  Copper equivalency is based on US$4.25/lb price and 90% metallurgical recovery for copper, US$2,400/oz and 36% metallurgical recovery for gold, and US$28.00/oz and 59% metallurgical recovery for silver. CuEq can be calculated using the formula CuEq% = Cu% + Au(gpt) × 0.3351 + Ag(gpt) × 0.006331.
  Numbers may not add due to rounding.

Yellowhead Mineral Resource Estimate

Yellowhead Project Resources Effective June 1, 2025 At 0.15% Copper Cut-off
Classification	Tonnes (Millions)	Cu (%)	Au (gpt)	Ag (gpt)
Measured	561	0.27	0.029	1.2
Indicated	735	0.24	0.027	1.2
Measured and Indicated	1,296	0.25	0.028	1.2
Inferred	111	0.24	0.026	1.2

Notes:

  Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
  Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Mineral Resource has been confined by a Lerchs-Grossman pit optimization to meet “reasonable prospects of eventual economic extraction” using the following assumptions: Metal prices of US$4.25/lb Cu, US$2,400/oz Au and US$28.00/oz Ag; a foreign exchange rate of C$1.30 : US$1.00; average metal recoveries of 89% for copper, 35% for gold and 59% for silver; combined processing and G&A costs of C$7.40/t milled; and pit-rim mining cost of C$2.31/t mined with a bench increment of C$0.035/t mined.
  Bulk density is estimated by lithology and ranges between 2.71 t/m3 and 2.85 t/m3 in rock and 2.2 t/m3 in overburden.
  Numbers may not add due to rounding.

Qualified Persons and 43-101 Disclosure

The technical content of this news release has been reviewed and approved by Richard Weymark, P.Eng., MBA. The Technical Report was prepared for Taseko Mines Limited, a producing issuer, under the supervision of Richard Weymark, P.Eng., MBA, Jeremy Guichon, P.Eng. and Adil Cheema, P.Eng. Mr. Weymark is employed by the company as Vice President, Engineering, Mr. Guichon as Director, Mine Engineering and Mr. Cheema as Director, Process Engineering. All three are Qualified Persons as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Yellowhead is a greenfield project which has commenced the formal environmental assessment and permitting processes.

Additional information regarding data verification, exploration information, known legal, political, environmental or other risks that could affect development of the Yellowhead project or its mineral resources or reserves, can be found in the Technical Report, which is available on SEDAR+.

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties about economic conditions generally including inflation levels, tariffs, and in particular with respect to the demand for copper and other metals we produce;
  uncertainties related to the accuracy of our estimates of Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to First Nations claims and consultation issues;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  environmental issues and liabilities associated with mining;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.